

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

April 2, 2007

Mr. Tony Ricci
Chief Financial Officer
Petaquilla Minerals Ltd.
Suite 1820, 701 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1K8

> **Re:** **Petaquilla Minerals Ltd.**
> **Form 20-F for Fiscal Year Ended January 31, 2006**
> **Filed May 8, 2006**
> **Form 20-F/A for Fiscal Year Ended January 31, 2006**
> **Filed March 29, 2007**
> **File No. 000-26296**

Dear Mr. Ricci:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief